Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	Place of Incorporation

QDM Holdings Limited	British Virgin Islands
24/7 Kid Doc, Inc.	Florida
QDM Group Limited	Hong Kong
YeeTah Insurance Consultant Limited	Hong Kong
Lutter Global Limited	British Virgin Islands
QDMI Software Group Limited	Cyprus